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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

INTERACTIVE INTELLIGENCE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

n/a*
(Cusip Number of Class of Securities)

Michael J. Tavlin
Senior Vice President and Chief Financial Officer
Interactive Intelligence, Inc.
8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268
(317) 872-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

James A. Aschleman, Esq.
Baker & Daniels
300 North Meridian Street, Suite 2700
Indianapolis, Indiana 46204
(317) 237-0300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee

$31,251,532	$6,251**

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,480,000 shares of common stock of Interactive Intelligence, Inc. having an aggregate value of $31,251,532 as of April 23, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/x/
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $6,251
  Form or Registration No.: Schedule TO
  Filing Party: Interactive Intelligence, Inc.
  Date Filed: April 26, 2001

/
/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  /
  / third party tender offer subject to Rule 14d-1.

  /x/
  issuer tender offer subject to Rule 13e-4.

  /
  / going-private transaction subject to Rule 13e-3.

  /
  / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /x/

*
There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 45839M 10 3.

**
Previously paid.

    This Final Amendment to the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on April 26, 2001, as amended by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on May 14, 2001, reports the final results of our offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share, for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated April 26, 2001, the related documents, and the related cover letter. The offer expired on May 24, 2001. We have accepted for cancellation options to purchase 217,875 shares of our common stock in return for promises to grant new options on November 26, 2001.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to the Schedule TO is true, complete and correct.

INTERACTIVE INTELLIGENCE, INC.
By:	/s/ MICHAEL J. TAVLIN Michael J. Tavlin Senior Vice President and Chief Financial Officer

Date: May 25, 2001

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